20008827

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-35184

SEC Mail Processing

MAR 02 2020

Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scott-Macon Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM K. FRENCH — 212-755-8200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth LLP
(Name – *if individual, state last, first, middle name*)

685 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William K. French, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scott-Macon Securities, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Vice President
Title

[signature: Donna M Scutaro]
Notary Public

DONNA M. SCUTARO
Notary Public, State of New York
No. 01SC6064780
Qualified in Kings County
Commission Expires 10/1/2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCOTT-MACON SECURITIES, INC.

CONTENTS

December 31, 2019

Marks Paneth LLP
685 Third Avenue
New York, NY 10017
P 212.503.8800
F 212.370.3759
markspaneth.com

MARKS PANETH
ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Scott-Macon Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Scott-Macon Securities, Inc. (a wholly-owned subsidiary of Scott-Macon, Ltd.) as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Scott-Macon Securities, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Scott-Macon Securities, Inc.'s management. Our responsibility is to express an opinion on Scott-Macon Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Scott-Macon Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Marks Paneth LLP

We have served as the Company's auditors since 2016.
New York, New York
February 27, 2020

Morison KSi
Independent member

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

Assets	
Cash and cash equivalents	$160,409
Prepaid expenses	27,708
Deferred tax asset	51,111
Total assets	$ 239,228
Liabilities and Stockholder's Equity	
Liabilities:	
Income taxes payable to parent	$50
Due to Parent	128,540
Total liabilities	128,590
Stockholder's equity	110,638
Total liabilities and stockholder's equity	$ 239,228

The accompanying notes are an integral part of this financial statement.

1. Business Activities and Summary of Significant Accounting Policies

Business Activities

Scott-Macon Securities, Inc. (the "Company") is a wholly-owned subsidiary of Scott-Macon, Ltd. (the "Parent") and is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's activities primarily consist of arranging the private placement of various types of securities and other consulting services. The Company does not carry securities accounts for its customers nor does it provide custodial functions related to those securities, and it claims exemption from the requirements of rule 15c3-3 under Section (k)(2)(i) of the rule.

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

Effective January 1, 2018, The Company adopted the Financial Accounting Standards Board ("FASB") adopted Accounting Standards Update ("ASU") 2014-09, (Topic 606) *Revenue from Contracts with Customers*, which provides guidance for revenue recognition. The pronouncement requires that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The two permitted transition methods under the guidance are the full retrospective approach or a cumulative effect adjustment to the opening retained earnings in the year of adoption. The company has adopted the retrospective approach and the adoption of this approach did not have a material effect on the financial statement.

Investment Banking Revenue

The Company provides advisory services on mergers and acquisitions. Such advisory service obligations are provided by the Company and consumed by the customer. Investment banking revenue is generally recognized at the point in time that the performance under the terms of the engagement letter is completed or the agreement is cancelled. In some circumstances significant judgement is needed to determine the timing and appropriate revenue recognition under a specific agreement As the Company provides the services to seek potential investors, it earns a monthly fee ($62,500 for the year ended December 31, 2019). If a successful transaction is achieved, a transaction fee is earned on the closing date of the transactions.

Income Taxes

The Company's results of operations are included in the consolidated federal and certain state and local tax returns of Scott-Macon, Ltd. who is the parent of Scott-Macon Securities, Inc. The Company computes its tax liability as if it was filing a tax return on a modified separate company basis and settles such liability with Scott-Macon, Ltd. pursuant

to a tax sharing policy. Deferred tax assets and liabilities reflect the temporary differences between income tax basis of assets and liabilities and their reported financial statement basis. Deferred tax assets reflect the tax effect of net operating loss (NOL) carryforwards. At December 31, 2019, deferred tax assets reflect the tax effect of net operating loss (NOL) carryforwards of approximately $158,000 available to reduce future taxable income. The NOL can be carried forward indefinitely and is subject to annual taxable income limitations.

Accordingly, income taxes payable to the tax authority are recognized on the financial statements of the parent company, who is the taxpayer for income tax purposes. The Company includes its allocated share of the consolidated income tax liability in Due to Parent, as applicable.

The Company records an income tax provision (benefit) equal to the total current tax provision / benefit which would have been calculated if the Company had filed on a stand-alone basis. The method is systematic, rational and consistent with the broad provisions of ASC 740 "Income Taxes."

Uncertain tax positions are evaluated using a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Cash and Cash Equivalents

The Company considers all cash deposits with a liquidity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are carried at their original invoice amount less an allowance for doubtful accounts based on a review of all outstanding amounts. Accounts receivable are written off when deemed uncollectible. Management determines the allowance for doubtful accounts by evaluating customer history and financial condition. At December 31, 2019 no allowance was deemed necessary.

Concentration of Credit Risk

Financial instruments that subject the Company to risk of loss consist principally of trade receivables and deposits with financial institutions.

The Company grants credit to customers in the normal course of business. Credit risk with respect to trade receivables is considered minimal due to the Company's strict enforcement of its credit policies. However, the Company's ability to collect such amounts is affected by economic fluctuations. The Company, as is typical in its industry, does not require security deposits or other collateral. The Company provides for an allowance for doubtful accounts based on prior experience and aging of accounts receivable. Accounts

receivable are written off when deemed uncollectable.
The Company maintains its cash in various financial institutions located throughout the United States of America. At times, such amounts may be in excess of the Federal Deposit Insurance Corporation insurance limits of $250,000 per depositor, per institution. The Company has not experienced any losses in such accounts. Uninsured cash held with one financial institution was approximately $0 as of December 31, 2019.

2. Transactions With Parent Company

The financial statement is not necessarily indicative of the conditions that would exist, or the results of operations that would have occurred, had the Company been an un-affiliated company.

The Company has an expense sharing agreement with its Parent for a portion of fixed costs and a variable amount allocated based on the time spent on individual projects. These expenses include rent, utilities, travel, telephone, payroll, etc. For the year ended December 31, 2019 the Company was allocated by its Parent $140,025 for fixed expenses and $20,821 for allocated variable expenses.

As of December 31, 2019 its Parent is due $128,540 from the Company.

3. Net Capital

SEC rule 15c3-1 requires broker-dealers to maintain certain minimum net capital amounts and also requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Pursuant to rule 15c3-1, the minimum net capital is the greater of $5,000 or the aggregate indebtedness divided by 15. The net capital, as computed under rule 15c3-1, is $31,819 as of December 31, 2019. The Company's ratio of aggregate indebtedness to net capital was 4.0 to 1 as of December 31, 2019.

4. Subsequent Events

The Company has evaluated its subsequent events through February 27, 2020 the date that the accompanying financial statements were available to be issued. The Company had no material subsequent events requiring recognition or disclosure.